SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07 NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, May 23, 2019 - Gafisa S.A. (B3: GFSA3; OTC: GFASY), one of Brazil’s leading homebuilders focused on the upper-middle and upper-class residential segments, announces the delivery and respective General Meeting for Installation of the Condominium relating to the residential project Choice Santo Amaro, located in the district of Santo Amaro, south area of the city of São Paulo. This is project No. 1164 delivered by Gafisa throughout the Brazilian territory.

Choice is one of the projects composing the Santo Amaro Square, a real estate development of Gafisa in the district of Santo Amaro, south area of the city of São Paulo. This project was conceived to meet the most varied preferences of clients, offering 12 options of layouts with different configurations. These are 2 or 3 bedroom apartments, with full leisure center and a stunning view of São Paulo Golf Club. This project is located 500 meters from Socorro train station, near supermarkets and shopping malls.

Location: Santo Amaro, São Paulo/SP Launch: Jun/16 1 residential tower with 227 units l 10 units per floor Metreage: 2 or 3 bedrooms with 53 and 71m² PSV % Gafisa: R$ 91.317 million.

GAFISA S.A.

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer